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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2007

                         Commission File Number 1-33430

                    QIAO XING MOBILE COMMUNICATION CO., LTD.

                                10/F CEC Building
                           6 Zhongguancan South Street
                                 Beijing 100086
                           People's Republic of China
                    (Address of Principal Executive Offices)

                      (Indicate by check mark whether the
                  registrant files or will file annual reports
                     under cover of Form 20-F or Form 40-F.)
                           Form 20-F |X| Form 40-F |_|

                  (Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1).)
                                 Yes |_| No |X|

                  (Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7).)
                                 Yes |_| No |X|

                (Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                 Yes |_| No |X|

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Qiao Xing Mobile Communication Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1:     Press release, dated September 17, 2007.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Qiao Xing Mobile Communication Co., Ltd.




                                   By:    /s/ Kok Seong Tan
                                          --------------------------------------

Date: September 17, 2007

                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------

99.1:         Press release, dated September 17, 2007.

                                                                    Exhibit 99.1


         Qiao Xing Mobile Reports Second Quarter 2007 Financial Results


Beijing, China (September 17, 2007) - Qiao Xing Mobile Communication Co., Ltd. ("Qiao Xing Mobile" or the "Company") (NYSE: QXM), one of China's leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. ("CECT"), today announced its unaudited results for the quarter ended June 30, 2007.

The Company's previously released financial results for the second quarter were preliminary because a third party valuation was required for the purposes of accounting for the deemed acquisition of an additional 3.14% equity interest in CECT that arose from the Company's US$50.0 million capital injection into CECT in June 2007. The review was just completed and, as expected, the accounting for the deemed acquisition had no effect on the operating results for the second quarter of 2007.

As a result of the accounting for the deemed acquisition, net income including extraordinary item for the second quarter was RMB198 million (US$26.0 million), compared to the net income before extraordinary item of RMB169 million (US$22.2 million) that was previously reported in the preliminary second quarter financial results. This represents a 180% increase from the second quarter of 2006 and an 88% increase from the first quarter of 2007.

Basic and diluted earnings per share ("EPS") after extraordinary item for the second quarter of 2007 were both RMB4.13 (US$0.54), which compares to basic and diluted EPS before extraordinary items of RMB3.53 (US$0.46) that was previously reported in the preliminary second quarter 2007 results.

Additionally, the lawsuits that have recently been filed against the Company's parent, Qiao Xing Universal Telephone Inc. (NASDAQ: XING), relating to alleged U.S. Securities law violations, are not expected to have any impact on Qiao Xing Mobile's financial or operating performance and, in any event, will be vigorously contested by the Company's parent.


About Qiao Xing Mobile Communication Co., Ltd.:

Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

Safe Harbor Statement

This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "intend," "is /are likely to," "may," "plan," "potential," "will" or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 17, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

For further information:

Tao Ma
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@qxmc.com

Shelldy Cheung
Christensen
Tel: 852 2117 0861
Email: scheung@ChristensenIR.com

Christopher Gustafson
Christensen
Tel: 1 480 614 3021
Email: cgus@christensenIR.com



Qiao Xing Mobile Communication Co., Ltd.
Condensed Consolidated Balance Sheets
(Amounts in RMB thousands)

                                                                                          As of
                                                                         -----------------------------------------
                                                                            December 31,            June 30,
                                                                               2006                   2007
                                                                         -------------------   -------------------
                                                                              (Audited)            (Unaudited)

Assets

Cash                                                                             762,086              1,899,092
Restricted cash                                                                  119,302                145,338
Bills receivable                                                                   9,910                 41,657
Accounts receivable, net                                                         564,618              1,032,448
Inventories                                                                      163,833                187,208
Prepayments                                                                      268,084                289,745
Other current assets                                                               2,117                  2,196
Deferred income tax assets                                                         3,960                  5,052
                                                                         ---------------       ----------------
      Total current assets                                                     1,893,910              3,602,736

Property, machinery and equipment, net                                           190,511                180,402
Non-current prepayments                                                           38,106                 36,508
Other equity investments                                                           7,803                  7,803
Goodwill                                                                         112,814                112,814
Other intangible assets, net                                                      93,008                 73,427
                                                                         ---------------       ----------------

      Total assets                                                             2,336,152              4,013,690
                                                                              ==========             ==========


Liabilities, minority interests and shareholders' equity

Short-term bank loans                                                            385,812                663,033
Bills payable                                                                    216,978                197,232
Accounts payable                                                                 165,326                209,925
Receipts in advance                                                               15,389                 13,518
Other payables                                                                    18,788                  5,857
Accrued liabilities                                                               35,360                 95,057
Deposits received                                                                  1,510                  1,510
Amounts due to related parties                                                   345,122                321,902
Income taxes payable                                                              22,943                 53,790
                                                                         ---------------       ----------------
      Total current liabilities                                                1,207,228              1,561,824

Deferred income tax liabilities                                                   11,740                  7,239
                                                                         ---------------       ----------------
      Total liabilities                                                        1,218,968              1,569,063

Minority interests                                                                76,896                 64,777

Shareholders' equity                                                           1,040,288              2,379,850
                                                                         ---------------       ----------------

      Total liabilities, minority interests and shareholders'
            equity                                                             2,336,152              4,013,690
                                                                              ==========             ==========


Qiao Xing Mobile Communication Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(Amounts in RMB thousands, except share and per share data)

                                                                              Three months ended
                                                             -----------------------------------------------------
                                                     Note      June 30, 2006    March 31, 2007     June 30, 2007
                                                     ----      -------------    --------------     -------------

Revenues                                                           633,079           718,230             844,146
Cost of goods sold                                                (517,630)         (551,865)           (561,290)
                                                             --------------   ---------------    ----------------
Gross profit                                                       115,449           166,365             282,856
  Selling and distribution expenses                                 (3,771)           (6,596)            (17,700)
  General and administrative expenses                               (4,768)           (9,469)            (21,261)
  Research and development expenses                                 (4,214)           (2,953)             (6,951)
  Amortization of intangible assets                                 (2,970)          (13,231)             (6,350)
                                                             --------------   ---------------    ----------------
Operating income                                                    99,726           134,116             230,594
  Foreign exchange gain (loss), net                                  1,066             5,242              (7,181)
  Interest income                                                      783             1,671               5,064
  Interest expense                                                  (8,997)           (7,762)            (10,448)
  Other income, net                                                    393               126                 113
                                                             -------------    --------------     ---------------
Income before income tax expense, minority
   interests and extraordinary item                                 92,971           133,393             218,142
Income tax expense                                                 (14,273)          (20,048)            (35,323)
                                                             --------------   ---------------    ----------------
Income before minority interests and
   extraordinary item                                               78,698           113,345             182,819
Minority interests                                                  (7,989)           (8,227)            (13,489)
                                                             --------------   ---------------    ----------------
Income before extraordinary item                                    70,709           105,118             169,330
Extraordinary item - gain on acquisition of
   additional equity interest in CECT                 (a)                -                 -              28,689
                                                             -------------    --------------     ---------------

Net income                                                          70,709           105,118             198,019
                                                             =============    ==============     ===============

Basic and diluted earnings per share
- Before extraordinary item                                           1.77              2.63                3.53
- Extraordinary item                                                     -                 -                0.60
                                                             -------------    --------------     ---------------
- After extraordinary item                                            1.77              2.63                4.13
                                                             =============    ==============     ===============

Weighted average number of shares outstanding
- Basic and diluted                                   (b)       40,000,000        40,000,000          47,967,000
                                                             =============    ==============     ===============

Notes:
------

(a) Qiao Xing Mobile completed the injection of an additional US$50.0 million of capital into CECT in June 2007. The minority shareholder of CECT did not participate in the capital injection and as a result, Qiao Xing Mobile's equity interest in CECT was increased from 93.41% to 96.55%, which has been accounted for under the purchase method of accounting. The fair value of the underlying net assets representing Qiao Xing Mobile's additional 3.14% equity interest acquired in CECT, as determined by an independent third-party appraisal and which is still subject to audit, exceeded the deemed purchase price paid by the Company. This excess was first allocated to reduce the purchase price allocated to certain assets while the remaining balance of RMB28.7 million was recognized as a non-taxable extraordinary gain in the consolidated statement of operations for the six months ended June 30, 2007.

(b) Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007.